Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Company Overview Antenor Silva, President & COO

Corporate structure Successful integration of corporate, operations and exploration cultures and teams Antenor Silva President & COO Evandro Cintra VP Technical Services VP Operations, Brazil Darcy Marud . Sr.VP Exploration Edgar Smith VP Operations, Chile, NA Hernan Vera Country Manager, Argentina Ana Lucia Martins VP SHE &C Arao Portugal VP Administration Ludovico Costa Sr. VP Operations

Environment, Health & Safety, Community, Sustainability ENVIRONMENTAL Focus on environmental compliance El Penon, Minera Florida and Fazenda Brasiliero certified under ISO 14001, international best practice for environmental compliance Patented processes for cyanide neutralization GHG inventory Awarded Most Socially Responsible and Best Environmental-managed Mining Exploration Company in San Juan, Argentina Compliance with ICMC in Brazil, Chile and Honduras up to June 2008 HEALTH & SAFETY Built medical clinic in 2006 at Alto Horizonte to serve healthcare needs of Chapada mine employees and local residents Health campaigns for employees including cholesterol, diabetes, blood pressure monitoring, HIV prevention, influenza vaccination Regular safety talks at local schools SOCIAL SUSTAINABILITY Community sustainability through education-based programs / partnerships / workshops / infrastructure Focus on improvement of quality of life and local development Jacobina Mine: technical cooperation agreement with BAEPA and Federal Mining Agency to support small-scale Miners Association to promote social benefits

Favourable operating jurisdictions Fazenda Brasileiro San Andrés São Vicente São Francisco Ernesto C1 Santa Luz Jacobina Fazenda Nova Chapada HONDURAS BRAZIL ARGENTINA El Peñón Alumbrera (12.5%) Rossi (40%) Minera Florida Agua Rica NEVADA Gualcamayo CHILE Focus on: Production increases Resource expansion Significant exploration Organic growth Production Development

Robust growth pipeline Increase gold production to over 120,000 oz per year 2009 Minera Florida Expansion Increased production to 140,000 oz gold per year; positive coarse gold effect expected to boost production 2009 São Francisco Planned production of 55,000 oz gold per year; underground potential under review 2008 São Vicente Planned production of 200,000 oz gold per year Potential to increase to 300,000 oz gold per year with QDD Lower West 2009 2010 Gualcamayo Increased production to over 200,000 oz gold per year; targeted higher grade areas expected to increase production and further lower costs 2009 Jacobina Increase tonnage from mine and plant to 3,500 tpd; production to 420,000 GEO per year 2008 El Peñón Expansion Increase production of 170,000 oz gold via near-term throughput increase of 10 to 15% Longer term potential to double throughput 2008 2012 Chapada Expansion Production Year Description

Other growth opportunities Up to 150,000 oz per year - NI 43-101 in progress 2009 Jeronimo Possible integration / development 2010 Agua Rica/Alumbrera 100,000 oz per year - NI 43-101 in progress 2010 La Pepa Up to 200,000+ oz per year - NI 43-101 in progress 2010 Mercedes Planned production of 100,000 oz gold per year 2010 C1 Santa Luz Potential to increase production to 90,000+ ounces per year 2009 San Andrés 50,000 oz per year - NI 43-101 in progress; opportunity for stand alone from El Peñón 2010 Amancaya Production Year Description

Principal properties - Chapada The Chapada open-pit gold/copper mine one of the three largest base metal mines in Brazil Located in Goias State, approximately 270 km northwest of national capital, Brasilia Began commercial production in February 2007; expected mine life 19 years Proven and probable gold reserves 2.5 million ounces, M&I 3.0 million ounces Increase production of approximately 170,000 ounces of gold per year in 2008 via expected near-term throughput increase of 10 to 15% Potential to double throughput over the long term; pyrite upside, moly recovery

Principal properties - El Peñón Located in the Atacama Desert in northern Chile, 160 km southeast of Antofagasta Ore mined by bench and fill mining method; processing plant typical mill/cyanidation/Merril Crowe/refining facility Gold production averaging approximately 250,000 oz per year LOM Expansion plan to increase tonnage from mine and plant to 3,500 tonnes per day; production to 500,000 GEO per year El Peñón Argentina Brazil Mexico United States Peru Chile

Principal properties - Jacobina The Jacobina complex of underground mines is located in the state of Bahia, northeastern Brazil Life expectancy 12+ years Proven and probable reserves 1.2 million ounces; M&I 2.9 million ounces Increased production to 200,000 ounces of gold per year by late 2009 Expansion targeting higher grade areas which is expected to increase production and lower costs; Canavieiras mine Segio Cardoso - new General Manager previously at Fazenda Brasileiro

Principal properties - São Francisco Open-pit gold mine located in western Mato Grosso State, Brazil Began commercial production in August 2006; expected mine life 10+ years Proven and probably gold reserves 1.4 million ounces, M&I 1.9 million ounces Increased production to 140,000 ounces of gold per year in 2009 Positive coarse gold effect expected to boost production and lower costs

Principal properties - Gualcamayo Construction stage project located in northern San Juan Province, Argentina Delivered positive feasibility study, received environmental approval in August 2007 Planned production of 200,000 ounces of gold per year in 2009; potential to increase to 300,000 oz gold per year with QDD Lower West - high grade underground zone target Continued drilling at AIM satellite deposits and QDD Lower West zone with expectation of further significant resource additions by year end

Principal properties - Minera Florida Located 73 km south of Santiago in central Chile Historically, the area has been mined for over 100 years as a vein district Increase gold production to over 120,000 ounces of gold per year by 2009 with planned expansion Excellent exploration potential for further discoveries in the northwest structural corridor 15 km, within the Lo Valle formation Brazil United States Mexico Peru Brazil Chile Minera Florida Argentina

Alumbrera / Agua Rica 12.5% equity interest in Alumbrera Significant cash flow contribution with annual dividends averaging $70 million over the past two years Agua Rica - large feasibility stage copper/gold project located just 34 km from Alumbrera in northwest Argentina Poised for integration with Alumbrera Argentina Brazil Mexico United States Agua Rica Alumbrera Chile Peru

Other mines Fazenda Brasileiro Underground mine located in north-east Brazil, northwest of Salvador Life expectancy of 4-6 years based on current resource estimate replacing reserves each year Approximately 80,000 to 90,000 ounces of annual gold production Optimization plan in place; retained Proudfoot as consultant to review production improvements San Andrés Open pit, heap leach operation located in western Honduras Annual gold production levels of approximately 70,000 ounces of gold Significant reserve upside Rossi (40%) Underground operation access through the larger open pit JV with Barrick as operator Share of annual production expected to average 25,000 to 30,000 ounces of gold in 2008/09 Rossi (40%)

Development & advanced exploration projects São Vicente In construction with targeted production in mid-2008 Estimated production of 55,000 ounces per year C1 Santa Luz Feasibility study Q4 2007 with targeted production in 2010 Annual production expected to be 100,000 ounces of gold per year Ernesto & Pau a Pique Advanced exploration on Guapore Gold Belt, south of São Francisco Pre-feasibility study scheduled for 2008 (Pau a Pique) Combined project targets over 100,000 ounces of gold production per year Pilar de Goias Drilling in progress on Archean Pilar-Guarinos Greenstone Belts in Brazil, 6 km continuous mineralization 75 drill holes have been completed in 2007 primarily on Tres Buracos and Jordino targets Follow up drill program will further define high grade ore shoots, confirm continuity of trend

Development & advanced exploration projects Mercedes NI 43-101 in progress with targeted production in 2009 Annual production expected to average up to 200,000 ounces of gold per year Amancaya NI 43-101 in progress with targeted production in 2010 Annual production expected to average 50,000 ounces of gold per year La Pepa NI 43-101 in progress with targeted production in 2010 Annual production expected to average 100,000 ounces of gold per year Jeronimo NI 43-101 in progress with targeted production in 2009 Annual production is expected to be up to 150,000 ounces of gold per year Minera Florida Amancaya El Peñón Millo Amaca Mercedes Rossi Multiple Nevada Assets Bonsuccesso Argentina Brazil Mexico United States Peru La Pepa Jeronimo Chile

World class exploration; mining friendly jurisdictions Four Major Greenstone Belts Rio Itapicaru Greenstone Belt Guapore Gold Belt Bahia Gold Belt Pilar de Goias Greenstone Belt Other Prospective Areas Mexico, Chile Gualcamayo Central America Brazil, Peru USA Millo Amaca Multiple Nevada Assets Bonsuccesso Argentina Brazil Mexico United States Peru La Silla La Espera Yamana is budgeting $75 million for exploration in 2007, a significant amount allocated to defining new target areas Rio Itapicuru Greenstone Belt Bahia Gold Belt Pilar de Goias Greenstone Belt Guapore Gold Belt Gualcamayo

Mission statement Yamana is committed to delivering value by sustainable low cost gold production maintaining best practices for mining and environmental, health and safety compliance

Appendix

Reserves & Resources - Yamana

As at December 31, 2006

Mineral reserves (proven and probable)

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold									
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1-Santa Luz	—	—	—	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
Sao Francisco—Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
Sao Francisco—ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total Sao Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
Sao Vicente—Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
Sao Vicente—ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total Sao Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andres[1]	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total gold reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Copper									
Chapada	20,002	0.42%	184.6	282,992	0.34%	2,126.3	302,994	0.35%	2,310.9

[1] As of October 31, 2006

Source: Yamana Gold Inc 2006 Annual Report

YAMANA VISION

Delivering value to shareholders

20

Reserves & Resources - Yamana As at December 31, 2006 Mineral resources (measured, indicated and inferred) (measured and indicated include reserves as outlined above) 1 As of October 31, 2006 Source: Yamana Gold Inc 2006 Annual Report Measured resources Indicated resources Total — measured and indicated Inferred resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) (000’s) (g /t) oz. (000’s) (000’s) (g/t) oz. (000’s) Gold Fazenda Brasileiro 3,352 3.26 351.7 900 2.87 83.2 4,252 3.18 434.9 686 4.30 94.9 C1 - Santa Luz — — — 19,608 1.65 1,040.8 19,608 1.65 1,040.8 8,586 1.46 402.1 Fazenda Nova 1,046 0.99 33.4 214 1.1 7 8.1 1,261 1.02 41.5 118 1.05 4.0 Jacobina 9,038 2.15 624.0 31,198 2.29 2,300.3 40,236 2.26 2,924.3 45,657 2.84 4,164.4 Sao Francisco — Main Ore 18,861 1.19 720.5 23,422 1.06 798.3 42,284 1.12 1,518.9 33,686 0.81 875.2 Sao Francisco — ROM Ore 17,762 0.24 139.0 28,083 0.23 208.9 45,845 0.24 347.9 76,995 0.23 561.1 Total Sao Francisco 36,623 0.73 859.5 51,505 0.61 1,007.2 88,128 0.66 1,866.8 110,682 0.40 1,436.3 Sao Vicente 14,490 0.77 357.3 10,992 0.70 247.7 25,482 0.74 605.1 3,623 0.87 101.2 Ernesto — — — 1,520 3.66 178.9 1,520 3.66 178.9 2,144 2.61 179.6 Chapada 25,058 0.30 241.7 395,463 0.22 2,790.4 420,521 0.22 3,032.1 250,693 0.15 1,223.5 San Andres 1 14,748 0.70 326.0 47,550 0.64 964.0 62,298 0.66 1,290.0 1,339 0.53 22.0 Gualcamayo 6,923 1.15 255.9 69,161 0.91 2,028.5 76,084 0.93 2,284.4 16,765 1.29 698.0 Total gold resources 111,279 0.85 3,050 628,111 0.53 10,649 739,389 0.58 13,699 440,291 0.59 8,326 Measured resources Indicated resources Total — measured and indicated Inferred resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Copper Chapada 25,058 0.34% 187.7 395,463 0.30% 2,613.3 420,521 0.30% 2,801.0 250,693 0.25% 1,392.3

Reserves & Resources – Northern Orion As at December 31, 2006 Reserves & Resources 1 The reserves and resources at Alumbrera are based on the JORC Code. The reserves and resources shown for Alumbrera are Northern Orion’s 12.5% ownership of the mine 2 Measured and Indicated Resources include the Proven and Probable Reserves Grade Contained metal Tonnes Cu (%) Mo (%) Au (g/t) Cu (lbs) Mo (lbs) Au (oz) Total — Proven and probable reserves 2 Alumbrera 1 48,000,000 0.45% 0.014% 0.48 473,000,000 14,654,000 735,000 Agua Rica 730,700,000 0.50% 0.033% 0.23 8,054,5 06,000 531,597,000 5,403,000 Total — Measured and indicated resources 2 Alumbrera 1 50,500,000 0.45% 0.014% 0.47 493,000,000 15,582,000 763,000 Agua Rica 1,110,000,000 0.47% 0.033% 0.21 11,501,398,000 807,545,000 7,494,000 Total — Inferred resources Alumbrera 1 — — — — — — — Agua Rica 651,000,000 0.34% 0.034% 0.12 4,879,662,000 487,966,000 2,512,000

Reserves and Resources - Meridian As at December 31, 2006 Reserves & Resources Source: Meridian Gold Inc. 2006 Annual Report (available under Meridian Gold Inc.’s profile at www.sedar.com) Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (tonnes) Ag (oz) Au (oz) Total — Proven and probable reserves El Penon 9,300,000 — 275 6.6 — 81,791,000 1,967,000 Minera Florida 2,200,000 1.5% 27 5.3 31,252,000 1,878,000 369,0 00 Rossi — — — — — — — Esquel — — — — — — — Total 11,500,000 1.5% 226 6.3 31,252,000 83,669,000 2,336,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (lbs) Ag (oz) Au (oz) Total — Measured and indicated resources El Penon 3,600,000 — 208 8.1 — 24,021,000 935,000 Minera Florida 2,000,000 1.2% 17 4.6 23,721,000 1,080,000 289,000 Rossi 200,000 — — 15.4 — — 109,000 Esquel 4,700,000 — 23 15.0 — 3,523,000 2,286,000 Total 10,500,000 1.2% 85 10.7 23,721,000 28,624, 000 3,619,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (lbs) Ag (oz) Au (oz) Total — Inferred resources El Penon 2,500,000 — 263 7.9 — 20,759,000 626,000 Minera Florida 2,900,000 1.4% 30 5.5 39,348,000 2,752,000 504,000 Rossi 300,000 — — 12.9 — — 133,000 Esquel 900,000 — 21 9.9 — 575,000 274,000 Total 6,600,000 1.4% 114 7.2 39,348,000 24,086,000 1,537,000